UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67111

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING <u>01/01/2018</u> AND ENDING <u>12/31/2018</u>

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Vaquero Capital LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 California Street, Suite 450

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David C. Grove (415) 798-2300

                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP

(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Ste. A200	**Walnut Creek**	**CA**	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**





OATH OR AFFIRMATION

I, David C. Grove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vaquero Capital LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

AMERINA M. CALIMLIM
Notary Public- California
San Francisco County
Commission # 2253462
My Comm. Expires Aug 11, 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco)

On March 28th, 2019 before me, Amerina Calimlim, Notary Public
(insert name and title of the officer)

personally appeared David Carl Grove JR.,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________ **(Seal)**

AMERINA M. CALIMLIM
Notary Public - California
San Francisco County
Commission # 2253462
My Comm. Expires Aug 11, 2022



ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Vaquero Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Vaquero Capital LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Vaquero Capital LLC's auditor since 2018.
Walnut Creek, California
March 28, 2019


Vaquero Capital LLC
Statement of Financial Condition
December 31, 2018



Assets


Cash	$	4,268,322
Restricted certificate of deposit		31,769
Accounts receivable, net		190,921
Prepaid expenses		50,451
Furniture and equipment, net		29,467
Total assets	$	4,570,930


Liabilities and Member's Equity


Liabilities

Accounts payable and accrued expenses	$	92,296
Employee compensation and benefits payable		911,989
Deferred revenue		129,167
Deferred rent		1,333
Total liabilities		1,134,785

Member's equity

Member's equity		3,436,145
Total member's equity		3,436,145
Total liabilities and member's equity	$	4,570,930


The accompanying notes are an integral part of these financial statements.


Note 1: GENERAL

Vaquero Capital LLC (the "Company") is a California Limited Liability Company (LLC) that was acquired by an individual (the "Member") in March 2012. In September 2012, under its new ownership, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company acts as a mergers and acquisitions consultant and may be engaged to structure private placements of debt and equity securities on behalf of its customers.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 2: SIGNIFICANT ACCOUNTING POLICIES

Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

New Accounting Policies
Other than the revenue recognition and presentation accounting policies of the Company, there were no significant changes made to the Company's accounting policies. The accounting policy changes are attributable to the adoption of the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU"), Revenue from Contracts with Customers (the "new revenue standard" or "ASU 2014-09") on January 1, 2018. See Note 5 for revenue recognition policy.

Note 2: SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments that require adjustment to fair value on a recurring basis.

Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2018.

Accounts Receivable

Accounts receivable are carried at the invoiced or contract amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit losses in existing accounts receivable. The allowance for doubtful accounts at December 31, 2018 was $288,170.

Furniture and Equipment

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets of 3 to 5 years or over the lease term. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Expenditures for repairs and maintenance which do not extend the useful life of the equipment are charged to expense.

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent recorded and payments made results in deferred rent

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to the California minimum franchise tax and the limited liability company fee based on gross receipts. The Company is no longer subject to examination by the tax authorities for tax years before 2014.

Note 3: RESTRICTED CERTIFICATE OF DEPOSIT

In 2014, the Company established a $31,123 standby letter of credit with First Republic Bank as required under the terms of the lease obligation. The standby letter of credit is in place of a security deposit and remains in effect until 30 days after expiration or earlier termination of the lease. Under the terms of the letter of credit, the landlord has a continuing security interest in the restricted certificate of deposit included on the statement of financial condition. The certificate of deposit has a 10-month term which automatically renews.

Note 4: FURNITURE AND EQUIPMENT

At December 31, 2018, furniture and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

Furniture and fixtures	$	57,980
Computer equipment		58,700
Leasehold improvements		17,918
		134,598
Less: Accumulated depreciation		(105,131)
Furniture and equipment, net	$	29,467

Note 5: REVENUE FROM CONTRACTS WITH CUSTOMERS

On January 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers" using the full retrospective method. As a result, Management determined that there was no beginning balance cumulative effect adjustment to retained earnings.

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains

Note 5: REVENUE FROM CONTRACTS WITH CUSTOMERS, continued

control over the promised service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees

Investment banking revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees are typically fixed and deferred upon receipt and recognized as revenue over the estimated average period the services are to be provided. Success fees from investment banking engagements are typically variable fees recognized at a point in time on the transaction closing date since the related performance obligation has been satisfied upon completion.

Reimbursement Income

Any expenses reimbursed by the Company's clients are recognized as reimbursement income.

Note 5: REVENUE FROM CONTRACTS WITH CUSTOMERS, continued

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables, net of allowance for doubtful accounts, related to revenue from contracts with customers totaled $73,982 and $190,921 as of January 1, 2018 and December 31, 2018, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred revenue related to contracts with customers was $0 and $129,167 as of January 1, 2018 and December 31, 2018, respectively.

All non-reimbursable investment banking advisory related expenses are expensed as incurred and recognized within their respective expense category on the statement of income.

Note 6: EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) plan ("401k") and a cash balance defined benefit plan ("Plan") for eligible employees.

The 401k covers the Member and substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the 401k, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company is able to make discretionary contributions to the 401k.

The Plan was established to be effective January 1, 2014. To participate in the Plan, an employee must have completed at least two years of service and have attained the age of twenty-one years. Specifically excluded from the Plan are all employees except those not excluded by name, collectively bargained employees, non-restricted aliens who receive no compensation from the Employer which constitutes US source income, and leased employees.

Note 6: EMPLOYEE BENEFIT PLANS, continued

Each year, the Plan contributes amounts as determined by current regulations as well as plan provisions and actuarial assumptions. This provision is only limited by Internal Revenue Code Section 401(a)(17) which sets contribution limits of $275,000 in 2018 and $280,000 in 2019. The Company makes contributions to the Plan equal to the amounts allowed under the Internal Revenue Code. The Member and the Company's Secretary are the trustees of Plan assets. The trustees have the sole discretion to invest Plan assets. The Company does not reflect the overfunded status of the Plan as a company asset as they have no intention to utilize such funds for company purposes. The Company expenses payments as made.

The annual measurement date is December 31 for the Plan benefits. The following table provides information about the benefit obligation, plan assets, and the funded status of the Plan benefits as of December 31, 2018:

Projected benefit obligation at December 31, 2018	$ (1,074,003)
Fair value of plan assets at at December 31, 2018	1,516,775
Funded status	$ 442,772

Pre and post retirement discount rate	5.0%

The Plan's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the Plan and minimize reliance on Plan sponsor contributions as a source of benefit security. The Plan's investment strategy is designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation ranges by major asset classes are central to the investment policy. The objective of the target allocations is to ensure Plan assets are invested with the intent to protect assets and provide long-term growth. By protecting Plan assets and providing long term growth, the Plan aims to maximize the amounts available to provide benefits without undue risk. Also considered are the weighted average return of a capital markets model and historical returns on comparable equity, debt, and other investments.

The overall investment strategy is to achieve diversification through a balance of growth and income mutual funds and ETFs, fixed income bonds/Treasury bills, and private debt funds. At December 31, 2018, the Plan was invested as follows: mutual funds 21%, exchange traded funds 26%, other funds 8%, fixed income securities 20%, and cash and cash equivalents of 25%.

Note 6: EMPLOYEE BENEFIT PLANS, continued

The fair values of the Plan assets at December 31, 2018, by asset category are as follows:

		Total		In active markets for identical assets (Level 1)	Significant observable inputs (Level 2)
Fair Value Measurements at December 31, 2018					
Quoted Prices					
Asset Category					
Money market fund	$	374,401	$	374,401	$ 0
Mutual funds		327,239		327,239	0
Exchange traded funds		397,551		397,551	0
US Treasury bonds		297,826		297,826	0
Private pooled credit opportunities fund		119,758		0	119,758
Total	$	1,516,775	$	1,397,017	$ 119,758

Note 7: COMMITMENTS AND CONTINGENCIES

The Company has obligations under an operating lease for its office with initial noncancelable terms in excess of one year. Remaining aggregate annual payments under the lease agreement are $91,591 for the year ending December 31, 2019.

Note 8: RISK CONCENTRATIONS

At December 31, 2018, 91% of accounts receivable was related to 4 clients and 43% of the revenue was related to 3 clients.

The Company's cash and restricted CD are in a FDIC-insured depository institution bank and are protected by federal deposit insurance up to $250,000. At December 31, 2018, $4,053,454 was in excess of FDIC coverage limits.

Note 9: RELATED PARTY TRANSACTIONS

Related to the Company is another California Limited Liability Company (LLC) owned by the Member. That LLC and the Member may be reimbursed by the Company, or may reimburse the Company, for certain out of pocket expenses incurred in the ordinary course of business. As of December 31, 2018, any amounts owed to or from related parties, and any amounts paid or received during the year ended December 31, 2018, are immaterial.

Note 10: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2019 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $3,133,537 which was $3,057,885 in excess of its required net capital of $75,652; and the Company's ratio of aggregate indebtedness ($1,134,785) to net capital was 0.36 to 1, which is less than the 15 to 1 maximum allowed.

Note 12: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued.